EXHIBIT 21

SUBSIDIARIES OF RPC, INC.

NAME	STATE OF INCORPORATION
Bronco Oilfield Services, LLC	Delaware
Cudd Pressure Control, LLC	Delaware
Cudd Pumping Services, Inc.	Delaware
Cudd Energy Services Australia Pty Ltd	Australia
Cudd Energy Services Gabon SARL	Gabon
International Training Services, Inc.	Georgia
Oilfield Assurance Services, LLC	Texas
Pintail Alternative Energy, LLC	Delaware
Patterson Services, Inc.	Delaware
Patterson Truck Line, LLC	Louisiana
RPC Beijing	China
RPC Energy International, Inc.	Delaware
RPC Investment Company	Delaware
RPC Energy Services of Canada, Ltd	New Brunswick, Canada
RPC Energy de Mexico	Ciudad del Carmen, Mexico
RPC Waste Management Services, Inc.	Georgia
Sand Investment Company	Delaware
Spinnaker Oilwell Services, LLC	Delaware
Thru Tubing Solutions, Inc.	Delaware
Thru Tubing Solutions Australia Pty Ltd	Australia
Well Control School Australia Pty Ltd	Australia